Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31,
	2015	2014
	(In thousands, except ratio computation)
Pretax income before adjustment for noncontrolling interest	$9,966	$2,778

Add back:
Fixed charges	10,625	8,436
Distributed income of equity investees	567	783
Equity in loss of equity investees	—	1,607

Deduct:
Equity in earnings of equity investees	(2,660)	—
Capitalized interest	(266)	(381)
Earnings as Defined	$18,232	$13,223

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,303	$8,002
Capitalized interest	266	381
Interest portion of rent expense	56	53
Fixed Charges	10,625	8,436
Preferred share dividends	1,812	1,812
Combined Fixed Charges and Preferred Dividends	$12,437	$10,248

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.47	1.29